SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                           SCHEDULE 13G

            Under the Securities Exchange Act of 1934
                        (Amendment No. )*

               INTERNATIONAL NURSING SERVICES, INC.
                         (Name of Issuer)

                           Common Stock
                  (Title of Class of Securities)

                            460093404
                          (CUSIP Number)


Check the following box if a fee is being paid with the statement
/ /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                           SCHEDULE 13G

CUSIP No. 460093404                              Page  of 5 Pages


1    NAME OF REPORTING PERSON
          Millenco L.P.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a) / /
                                                          (b) / /

3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     5    SOLE VOTING POWER
               640,000

     6    SHARED VOTING POWER
               0

     7    SOLE DISPOSITIVE POWER
               640,000

     8    SHARED DISPOSITIVE POWER
               0

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          640,000

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES*
          / /

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          12.18%

12   TYPE OF REPORTING PERSON*
          BD

                           SCHEDULE 13D



Item 1.

          (a)  Name of Issuer:

               International Nursing Services, Inc.

          (b)  Address of Issuer's Principal Executive Offices:

               360 South Garfield Street, Suite 640
               Denver, Colorado   80209

Item 2.   Name of Person Filing

          (a)  Name of Person Filing:

               Millenco L.P.

          (b)  Address of Principal Office:

               111 Broadway
               20th Floor
               New York, New York   10006

          (c)  Citizenship:

               Delaware

          (d)  Title of Class of Securities:

               Common Stock

          (e)  CUSIP Number:

               460093404


Item 3.   If Statement is filed pursuant to Rules 13(d)-1(b) or
13d-2(b), check whether Person Filing is a

          (a) /X/ Broker or Dealer registered under Section 15 of the Act.
          (b) / / Bank as defined in section 3(a)(6) of the Act
          (c) / / Insurance Company as defined in section 3(a)(19) of the Act
          (d) / / Investment Company registered under section 8 of the Investment Company Act
          (e) / / Investment Adviser registered under section 203
                  of the Investment Advisers Act of 1940
          (f) / / Employee Benefit Plan, Pension Fund which is
                  subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 240.13d-1(b)(1)(ii)(F)
          (g) / / Parent Holding Company, in accordance with 240.13d-1(b)(1)(ii)(G) (Note: See Item 7)
          (h) / / Group, in accordance with 240.13d-1(b)(1)(ii)(H)

Item 4.   Ownership.

         The information in Items 1 and 5 through 11 in the cover page (page 2) hereof is hereby incorporated by reference. It reflects the filing person's holdings as of the time it filed a
Schedule 13D dated August 19,1996. This Schedule 13G amends and substitutes for that Schedule 13D.

Item 5.   Ownership of Five Percent or Less of a Class.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following / /.


Item 6.   Ownership of More Than Five Percent on Behalf of Another Person.

          Not applicable.


Item 7.   Identification and Classification of Members of the
          Subsidiary Which Acquired the Securities Being Reported on by the Parent Holding Company.

          Not applicable.


Item 8.   Identification and Classification of Members of the Group.

          Not applicable.

Item 9.   Notice of Dissolution of Group.

          Not applicable.

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature: After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Millenco L.P.


By: Millennium Management, L.L.C.
    General Parner

    /s/ Israel A. Englander
By:---------------------------
    Israel A. Englander
    Managing Member

Date:  December 31, 1996